Exhibit 99.1

530-8th Avenue SW, 6th floor Date: February 25, 2011 Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ONCOLYTICS BIOTECH INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General Meeting Record Date for Notice of Meeting : 24-03-2011 Record Date for Voting (if applicable) : 24-03-2011 Beneficial Ownership Determination Date : 24-03-2011 Meeting Date : 11-05-2011 Meeting Location (if available) : Toronto, ON

Voting Security Details:

Description CUSIP Number ISIN

COMMON 682310107 CA6823101077

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for ONCOLYTICS BIOTECH INC.